GEOLOGICAL REPORT

on the

MAUN LAKE PROPERTY

Mining Claim TB 1196524
Maun Lake Area
Thunder Bay Mining Division
Ontario

Latitude 50°17' North
Longitude 86°50' West
NTS 42L07/NW

By

N.C. Carter, Ph.D. P.Eng.
July 17, 2003

Introduction

               This report provides details of a geological investigation of the Maun Lake property undertaken by the writer between July 11 and 13, 2003. Part of one day (July 11) was spent researching results of previous exploratory work within and adjacent to the area of the subject mining claim in the Ministry of Northern Development and Mines Thunder Bay office; the following two days were spent on the property.

               The report also incorporates information obtained by the writer during a previous examination of the property on July 1, 2001. The results for five rock samples collected at that time are also included for the record but analytical costs for these are not claimed in this submission.

               Interest in this area was generated in part on information contained in an Ontario Geological Survey release of a multi-element lake sediment geochemical survey undertaken as part of Operation Treasure Hunt in the Nakina - Longlac areas in late 1999 and on known polymetallic, volcanogenic massive sulfide mineralization south of Muriel Lake.

               Included in this report are six diagrams (note that north arrows on all diagrams refer to astronomic north), four photographs and complete analytical results for five rock samples.

Location and Access

               The Maun Lake property is 300 kilometres northeast of Thunder Bay and 75 kilometres north of Geraldton in northwestern Ontario (Figure 1). As indicated on Figure 2, the property is situated north of Esnagami Lake and east of O'Sullivan Lake some 33 kilometres north-northwest of Nakina which is on the CN Rail main line. Coordinates for the centre of the subject mining claim are 50°17' North and 86° 50' West in NTS map-area 42L/07W.

               Nakina is 67 kilometres by paved highway north of the town of Geraldton which is on the northern Trans-Canada highway. Excellent secondary logging roads, including the Maun Road (Figure 2), provide access to the property from either of these communities. From Geraldton, access is via the Nakina highway 584 a distance of 62 kilometres to highway 643 (O'Sullivan Lake road) and then 30 kilometres to the Maun Road. A short access road to the mining claim extends north off the Maun Road about 24 kilometres from the O'Sullivan Lake road (Figure 3). Total road distance from Geraldton is approximately 115 kilometres; driving time is 1.5 to 2 hours.

Mineral Property

               The Maun Lake property consists of one mining claim situated in the Thunder Bay Mining Division (claim map G0319 - Maun Lake). Location of the claim is shown on Figure 3 and details are as follows:

Record Number	Units	Date of Record
TB 1196524	1 (64 hectares)	July 10, 2003

               The claim is owned by Richard T. Heard, 10881 Sunshine Coast Highway, Halfmoon Bay, B.C., V0N 1Y2.

Previous Work

               Copper (+zinc, silver, gold) - bearing sulphide mineralization was discovered at a number of localities south of Muriel Lake in 1929. The northernmost of these, the Holland-Chellew occurrence (1 kilometre south of Muriel Lake and 1.2 kilometres northeast of the current claim), consists of two east-west parallel zones 120 metres apart which were initially explored by hand trenching over apparent strike lengths in excess of 200 metres. Results of two selected samples (Phelps, 1932) included values of 12% copper, 185 g/t silver, 3 g/t gold and 33% lead, 5.7% zinc and 1540 g/t silver .

               A second cluster of sulphide showings, 1.5 km southwest of the Holland-Chellew occurrence and adjacent to the present mining claim, include the Nakina trench, the Phelps trench, Wet Vein trench and the Wet Vein extension (Figure 4). These were explored by trenching and stripping in the early 1930s; results of previous sampling included 0.02% to 21.37% copper, 0.01% to 4.65% zinc, 1.37% lead, 23.5 to 278.5 grams/tonne silver and 0.04 to 1.98 grams/tonne gold.

               Quebec Chibougamau Gold Fields drilled 12 holes in 1955 of which several targeted the Nakina and Wet Vein trench areas. The first hole reportedly intersected 0.6 metre of sphalerite while several other holes were reported to contain significant mineralized sections. No assays were reported.

               Texasgulf Inc. detected a strong, near surface conductor during an airborne geophysical survey over the Holland-Chellew occurrence in 1976; no follow-up work was reported. Amax Minerals Exploration Limited completed a similar airborne survey over a larger area south of Maun Lake in 1980. A large block of claims was staked to cover all of the known sulphide showings and geological mapping was undertaken.

               A 1989 airborne electromagnetic and magnetic survey of the Tashota-Geraldton-Longlac area, conducted on behalf of the Ministry of Northern Development and Mines, included the O'Sullivan Lake – Maun Lake area.

               Claims encompassing 15 square kilometres were held in the area between 1992 and 2000. Work done during this period included geological mapping, surface geophysics, trenching and sampling and limited diamond drilling of EM conductors away from the known showings. These claims lapsed in early 2001 and the current claim was staked July 10, 2003. Some limited investigation of the geological setting and the known mineral occurrences was carried out at that time.

Physical Setting

               While active logging is underway adjacent to the Maun Road, the claim area remains forest covered with black spruce and lesser poplar. Sandy ridges (eskers), marginal to Maun Road immediately south of the claim, feature stands of jackpine.

               Bedrock is reasonably well exposed throughout the claim area. Low rocky ridges are separated by narrow, swampy areas.

Regional Geological Setting

               The O'Sullivan Lake - Maun Lake area is within the northern part of the Onaman - Tashota greenstone belt which forms the eastern part of the Wabigoon Subprovince. This part of the greenstone belt is bounded on the north by metasedimentary rocks of the English River Subprovince and on the south by the Esnagami granitic pluton (Stott and Parker,1997).

               This area is underlain mainly by mafic metavolcanic rocks, usually pillowed to massive basaltic flows and tuffs; less common are felsic metavolcanic flows and tuffs and interflow metasedimentary rocks. The layered rocks are intruded by granitic rocks, mafic (gabbro, diorite) sills and narrow felsic dykes and sills, thought by Stott and Parker (1997) to be related to the Esnagami pluton. Youngest intrusions are northwest-trending diabase dykes.

               The layered rocks are intensely deformed with a pronounced east to east-northeast structural grain.

               The O'Sullivan Lake – Maun Lake area features a number of gold and base metal deposits and occurrences. Past production from the Consolidated Louanna gold deposit at O'Sullivan Lake included the milling of 63500 tonnes with a recovered grade of 7.54 grams/tonne in the early 1980s.

               Sulphide mineralization containing base metals values in the area south of Maun Lake is stratigraphically controlled and is associated with horizons of felsic tuffs and interflow sediments within the predominant mafic metavolcanic sequence. As noted by Phelps (1932), "the mineralization is best developed in the rhyolite-greenstone contact zones."

2003 Geological Program

                General Statement

               Geological investigation of the Maun Lake property, undertaken July 12 and 13, 2003, consisted of traverses in the central and eastern parts of the claim and detailed mapping of two of the stripped areas exposing mineralization in the eastern claim area.

               Principal geological elements are illustrated in Figure 4. The claim is underlain principally underlain by an east-northeast, strongly deformed sequence of mafic metavolcanic rocks and lesser deformed gabbros and diorites which have been interpreted in the past (Stott and Parker, 1997) as being intrusive sills but which may be, at least in part, coarser varieties of the mafic flow rocks based on field evidence in some of the better exposed areas.

               Intercalated with the mafic rocks are locally flow-banded felsic metavolcanic rocks and lesser interflow metasedimentary cherts and clastic and carbonate sediments. flow-banded in pillow lavas, flow-banded felsic volcanic rocks and lesser metasediments. Of note is the fact that some of the felsic units observed in one of the stripped areas are intrusive in nature. Felsic units and interflow metasediments appear to be restricted to a 165 metres wide, east-northeast-trending belt in the central part of the claim (Figure 4).

               Younger diabase dykes were noted in only one locality along the southern claim boundary.

               As indicated on Figure 4, schistosities are vertical to steeply dipping and parallel original layering.

               Mineralization

               As previously noted, massive sulphide mineralization is known at a number of localities between Muriel Lake, Maun Lake and the Maun Lake logging road. In the writer's opinion, this mineralization is in large measure volcanogenic in origin. This style of mineralization is particularly evident in most the trenched and stripped areas within the present mining claim.

               Sulphide mineralization is exposed in four areas in the central part of the claim. These include the Nakina trench, the Phelps trench, Wet Vein trench and the Wet Vein Extension (Figure 4). Massive and stringer pyrite and pyrrhotite, containing variable amounts of chalcopyrite and lesser sphalerite, is best developed along contacts between mafic and felsic metavolcanic rocks.

               Previous sampling (Phelps, 1932; Eveleigh, 1994) of these zones returned the following results:

	Copper(%)	Zinc(%)	Lead(%)	Silver(g/t)	Gold(g/t)
Nakina trench	21.37	0.20	-	278.5	1.98
Wet Vein trench	0.86	4.65	1.37	52.1	0.34
Wet Vein extension	0.02	0.01	-	-	0.04
Phelps trench	2.51	0.04	-	23.5	0.07

               The 2003 program included detailed mapping of the Nakina and Wet Vein stripped areas (Figures 5 and 6) and investigation of the Phelps trench in the southwestern part of the claim (Figure 4). The Wet Vein extension exposure, near the eastern claim boundary (Figure 4), was examined and sampled by the writer in 2001. Summary results for this sample and locations and results of samples collected in 2001 from the Nakina and Wet Vein areas are included in the text of this report; complete analytical results are appended.

               The Nakina trench area, in the southeastern part of the claim (Figure 4), elongate in a northwesterly direction and measuring 75 x 20 metres, exposes an oxidized massive sulphide zone best developed in interflow metasediments and mafic metavolcanic rocks marginal to their contact with felsic metavolcanic rocks which are flow banded in part (Figure 5 and Photo 1).

               Mineralization consists of fine-grained, massive pyrrhotite-pyrite with streaks of chalcopyrite and some magnetite and sphalerite over observed widths of between 1.4 and 4 metres and a strike length of 35 metres. The sulphide zone trends west-northwest and is vertical to steeply south-dipping. In the central and western trench area, a 16 x 3 metres lens of medium-to coarse-grained, recrystallized limestone within the mafic metavolcanics features garnet-pyroxene skarn pods containing disseminated pyrite and chalcopyrite.

               The gabbro unit exposed in the southern part of the stripped area features both sharp and gradational contacts with the mafic metavolcanic rocks. Of note are 0.3 metres wide felsic sills which cut both mafic metavolcanic rocks and the gabbro unit (Figure 5). These are similar in composition to the apparent flow-banded felsic metavolcanic unit which also displays intrusive relationship with the mafic rocks.

               Three character samples collected from the Nakina trench in 2001 included two from the massive sulphide zone and one from the gabbro unit (Figure 5). Summary results are as follows:

Sample No .	Copper(ppm)	Gold(ppb)	Silver(ppm)	Arsenic(ppm)	Cobalt(ppm)	Zinc(ppm)	Iron(%)	Sulfur(%)
0108561276	1.53%	<5	23.2	<2	1185	96	>15.00	>10.00
0108561277	2.11%	125	33.6	<2	857	102	>15.00	>10.00
0108561278	468ppm	5	0.8	<2	27	18	2.24	0.40

               The Wet Vein trench area, about 100 metres northwest of the Nakina trench (Figure 4),

includes a 65 x 25 metres area which exposes sulphide mineralization hosted by felsic metavolcanic rocks and intercalated cherty horizons immediately south of a relatively non-mineralized mafic metavolcanic unit (Figure 6, Photo 3). Two lenses of massive, coarse- to fine-grained pyrite and lesser chalcopyrite, measuring 17 x 4-8 metres and elongate in northeast and north-northwest directions, are enveloped by stringer and disseminated sulphides. A third, smaller massive sulphide lens occurs along the northern contact between felsic and mafic units which is generally sharp. The orientation of the massive sulphide lenses reflect the complex, isoclinal folding evident throughout this exposed area; numerous minor folds have northeast axes and several stages of deformation are evident (Photo 4). Three 1955 diamond drill holes reportedly intersected concentrations of between 45% to 70% pyrite over intervals of between 10 and 15 metres; no assays were reported (MNDM Thunder Bay office files).

               The style of sulphide mineralization in the Wet Vein stripped area differs from the Nakina trench area and may be properly referred to as a sulphide iron formation.

               A character sample collected in 2001 from the central part of the exposed zone (Figure 6) yielded the following results:

Sample No .	Copper(ppm)	Gold(ppb)	Silver(ppm)	Arsenic(ppm)	Cobalt(ppm)	Zinc(ppm)	Iron(%)	Sulfur(%)
0108561277	82	8	2.4	76	78	45	>15.00	>10.00

               The Wet Vein Extension area, 25 metres east of the western claim boundary (Figure 4) features massive sulphide mineralization over a width of 8 metres and a length of 10 metres. Flow banding in the host felsic metavolcanic rocks trends east-northeast and massive, fine-grained pyrite is locally developed in fine-grained, light grey cherty or siliceous zones (Photo 2). Style of mineralization is similar to that seen in the Wet Vein trench 275 metres east. A character sample of the massive pyrite zone returned the following results:

Sample No .	Copper(ppm)	Gold(ppb)	Silver(ppm)	Arsenic(ppm)	Cobalt(ppm)	Zinc(ppm)	Iron(%)	Sulfur(%)_
0108561278	199	38	1.7	86	56	25	>15.00	>10.00

               The Phelps trench area , situated in the southwestern claim area (Figure 4), consists of two north-south trenches 8 metres apart. These expose massive pyrrhotite-pyrite-chalcopyrite mineralization over widths of between 0.5 and 1.5 metres along an east-west contact between a felsic unit on the north and mafic metavolcanic rocks on the south. A thin, crystalline limestone unit in the contact area is partially converted to skarn. Style of mineralization here is identical to that seen at the Nakina trench 250 metres northeast (Figure 4). Evidence for the possible continuity of the mineralization between the two areas is supported by the comments of Waddington (1982) who identified sulphide mineralization and crystalline limestone 100 metres west of the Nakina trench. This area was not seen by the writer.

Conclusions

               Two principal styles of massive sulphide mineralization are present on the Maun Lake property. The mineralization exposed in the Wet Vein and Wet Vein Extension areas is typical of an exhalative, sulphide iron formation hosted mainly in cherty (sedimentary?) units. By contrast, the sulphide mineralization exposed in both the Nakina and Phelps trench areas is at least in part typical of contact type mineralization as evidenced by the presence of sulphides in skarnified limestone, further evidence that the felsic unit at both localities may be intrusive. The chemistry of the two styles of mineralization also differs; samples from the Nakina trench feature higher cobalt values and low arsenic while samples from the Wet Vein and Wet Vein Extension trenches are characterized by elevated arsenic values.

               It is worthy of note that both styles of mineralization on the mining claim occur along contacts between mafic metavolcanic rocks and felsic units. Based on the observed distribution of felsic and mafic metavolcanic rocks, a prospective and underexplored horizon extends through the central part of the claim area (Figure 4).

               The Maun Lake property and surrounding area is considered to be underexplored for volcanogenic massive sulphide mineralization. Additional detailed mapping is required to gain a better understanding of the structural settings of the sulphide mineralization and surface geophysical surveys are also warranted.

Recommendations

A three-phase exploration program is proposed.

Phase 1.	Establish a base line with 25-metre stations and cross lines run every 50 metres for 100 metres each side of the baseline. Geologically map the grid. Conduct an electromagnetic survey over the grid with readings taken every 25 metres along the lines. Rock, till and geochemical sample those areas determined by the geological and EM surveys. These surveys will require two to three weeks. The estimated cost is as follows:

	Grid materials (pickets, paint, flagging etc.)	500
	Geological and Geochemical supplies	300
	EM Survey (5.2 km x 200/km)	2000
	Wages and fees	8000
	Camp equipment, operation	2000
	Diamond drilling, (600 ft x $17/ft)	10200
	Assaying	1000

	Sub Total	24,000
	Contingencies	2,000

	Cost for Phase 1	$26,000

Phase 2.	Contingent upon favourable results from Phase 1, a second phase of exploration will be directed towards the continuation of the diamond drilling. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses but separate funding for that is not identified here. The estimated costs is as follows:

	Transportation	2,000
	Wages and fees	10,500
	Camp equipment and operation	10,000
	Diamond drilling (1000 ft x $17/ft)	17,000
	Assaying	2,500
	Camp cook, Industrial First Aid	3,000
	Field costs, including drill fuel ($5.00/ft.)	5,000

	Subtotal	50,000
	Contingencies	6,000

	Total Costs for Phase 2	56,000

Phase 3.	The third phase of exploration will continue the diamond drill program if results from the phase 2 program remain positive. Cost of the third phase of exploration is estimated to be as follows:

	Wages and fees	10,000
	Camp equipment, operation	15,000
	Diamond drilling (1500 ft x $17/ft)	25,500
	Assaying and ICP Analyses	7,000
	Camp cook, Industrial First Aid	3,000
	Field costs ($5.00/ft)	7,500

	Subtotal	68,000
	Contingencies	7,000

	Total Costs for Phase 3	75,000

References

Eveleigh, Aubrey J.(1994): Maun Lake Property, NTS 42L/7NW, Ministry of Northern Development and Mines Assessment Report 42L07NW019

Phelps,L.F.(1932): Kowkash-Ogoki gold area, Ontario Department of Mines Annual Report,1931, v.40,pt.4,p.55-104

Moorhouse, W.W.(1956): Geology of the O'Sullivan Lake Area, Ontario Department of Mines Annual Report 1955,v.64,pt.4,p.1-32

Ontario Geological Survey (1989): Airborne electromagnetic and total intensity magnetic survey, Tashota-Geraldton-Longlac area, District of Thunder Bay, OGS Map 81270

Stott,G.M. and Parker,J.R.(1996): Project Unit 95-13, Geology and Mineralization of the O'Sullivan Lake area, Onaman-Tashota Greenstone Belt, East Wabigoon Subprovince, in Summary of Field Work and Other Activities 1997, Ontario Geological Survey Miscellaneous Report 168, p.48-56

Waddington, D.H.(1982): Geology of the Maun Lake Group, NTS 42L/7, Ministry of Northern Development and Mines Assessment Report 42L07NW001

N.C. CARTER, Ph.D., P.Eng.
Consulting Geologist

1410 Wende Road
Victoria, B.C V8P 3T5
Canada
Phone 250-477-0419
Fax 250-477-0429
Email nccarter@shaw.ca

STATEMENT OF QUALIFICATIONS

I, NICHOLAS C. CARTER, Ph.D., P.Eng., do hereby certify that:

1.	I am a Consulting Geologist, with residence and business address at 1410 Wende Road, Victoria, British Columbia.

2.	I graduated with a B.Sc. degree in geology from the University of New Brunswick in 1960. In addition, I obtained a M.S. degree in geology from Michigan Technological University in 1962 and a Ph.D. degree in geology from the University of British Columbia in 1974.

3.	I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1966. I am a Fellow of both the Canadian Institute of Mining, Metallurgy and Petroleum and the Geological Association of Canada and am a past director of The Prospectors and Developers Association of Canada and a past president of the British Columbia and Yukon Chamber of Mines.

4.	I have practiced my profession as a geologist, both within government and the private sector, in eastern and western Canada and in parts of the United States, Mexico and Latin America for more than 40 years. Work has included detailed geological investigations of mineral districts, examination and reporting on a broad spectrum of mineral prospects and producing mines, supervision of mineral exploration projects and comprehensive mineral property evaluations.

5.	I personally carried out the July 12 and 13, 2003 geological investigation of the Maun Lake property and prepared the foregoing report.

Dated this 17th day of July, 2003

N.C. Carter, Ph.D. P.Eng.